Zentek Announces Voting Results of Annual and Special Meeting

Guelph, ON - September 26, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces the voting results from its annual and special meeting of shareholders (the "Meeting") held on September 26, 2024. At the Meeting, shareholders voted in favour of all resolutions brought before the Meeting. Details of all resolutions that were voted upon are set out in the management information circular (the "Management Information Circular") dated August 19, 2024. The Management Information Circular is available on the Company's profile on SEDAR+ at www.sedarplus.ca.

Election of Directors

All of the board of director nominees listed in the Management Information Circular were elected as directors of the Company. Results of the vote were as follows:

Nominee	Votes For
Greg Fenton	81.258%
Eric Wallman	95.632%
Lisa Sim	98.638%
Ilse Treurnicht	98.211%
John Snisarenko	98.899%

Appointment of Auditors

At the Meeting, shareholders approved the appointment of the Company’s auditors, BDO Canada LLP. The results of the votes were as follows:

Item	Votes For
Appointment of BDO Canada LLP as auditors of the Company	99.275%

Other Item of Business

In addition, at the Meeting, shareholders approved and confirmed the Company’s omnibus long-term incentive plan. The results of the votes were as follows:

Item	Votes For	Votes Against
Approval and Confirmation of Omnibus Long-Term Incentive Plan	82.077%	17.923%

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.